Mitchell Silberberg & Knupp llp A Law Partnership Including Professional Corporations

May 17, 2024

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attn:	Benjamin Holt
Pam Howell
Division of Corporation Finance
Office of Real Estate & Construction

Re:	reAlpha Tech Corp.
Registration Statement on Form S-11
Filed December 29, 2023
File No. 333-276334

Ladies and Gentlemen:

On behalf of our client,  reAlpha Tech Corp., a Delaware corporation (the “Company”), we are providing this letter in response to the comments from the U.S. Securities and Exchange Commission (the “Commission”) sent by the Commission’s staff (the “Staff”) to Mr. Devanur, the Company’s Chief Executive Officer, on January 12, 2024, with respect to the above-captioned Registration Statement on Form S-11 of the Company, originally filed with the Commission on December 29, 2023 (the “Registration Statement”).

The numbered paragraphs in bold below set forth the Staff’s comments together with the Company’s responses. Amendment No. 1 to the Registration Statement (the “Amendment”) is being filed with the Commission contemporaneously with the submission of this letter. Unless otherwise indicated, capitalized terms used herein have the meanings assigned to them in the Amendment.

Registration Statement on Form S-11 filed December 29, 2023

Recent Developments

Letter of Intent, page 4

1. We note that on December 13, 2023, you entered into a letter of intent to acquire United Software Group, certain subsidiaries (collectively, “USG”). We also note that you publicly announced the potential acquisition in a press release dated December 18, 2023. We understand that the closing will be subject to the negotiation of the definitive agreement, foreign regulatory approval, other customary closing conditions and potential stockholder approval to the extent required by the Nasdaq Listing Rules. Please provide us with your assessment of the probability of the acquisition discussing:

• planned timing of acquisition;

• progress of the negotiations;

• economic and legal penalties associated with failure to consummate, including the termination fee (payable if the acquisition does not close for reasons yet to be determined), and costs incurred to date in pursuing the acquisition; and

• significance of required regulatory approvals, in particular foreign regulatory approval given that both companies are based in Dublin, OH.

Response: The Company respectfully acknowledges the Staff’s comment and notes that, as of April 12, 2024, following the completion of the Company’s due diligence investigation, the Company terminated negotiations to acquire USG and it will not be entering into a definitive agreement, which update was disclosed in the Company’s Quarterly Report on Form 10-Q for the quarterly period ended March 31, 2024, filed with the Commission on April 19, 2024. In such filing, and throughout the Amendment, the Company revised disclosures discussing USG to state that the Company will not be entering into a definitive agreement and that negotiations for this acquisition were terminated. Therefore, the acquisition of USG is not “probable” within the meaning of Rule 3-05 and 8-04, as applicable, of Regulation S-X. The Company incurred no economic and legal penalties associated with the termination of negotiations, including the termination fee, and incurred non-significant costs in order to perform its due diligence investigation.

Unaudited Condensed Consolidated Financial Statements

Note 17 – Subsequent Events, page F-18

2. We note that management has evaluated all subsequent events through December 14, 2023. Please tell us what consideration was given to disclosing the December 13, 2023 letter of intent to purchase USG for an aggregate purchase price of up to $14,000,000.

Response: The Company respectfully acknowledges the Staff’s comment and advises that, at the time this disclosure was made, the acquisition was not considered “probable” within the meaning of Rule 3-05 and 8-04, as applicable, of Regulation S-X. The assessment of “probability” requires consideration of all available facts, and an acquisition is probable where the registrant’s financial statements alone would not provide adequate financial information to make an investment decision. In this case, inclusion in the Registration Statement under “Note 17 – Subsequent Events” of the execution of the letter of intent to acquire USG would not materially assist in the making of an informed investment decision and would create a risk of misleading potential investors, given that the Company was in its preliminary due diligence stages, and at no point the USG potential acquisition became “probable” within the foregoing applicable Regulation S-X items.

Generally, the Company uses letters of intent for the purpose of beginning the due diligence process on potential future acquisitions. The letter of intent referenced in the Registration Statement was signed on December 13, 2023, and the Company had just begun its due diligence process for such transaction. Per the Company’s usual practice, the Company enters into non-binding letters of intent to determine the viability of acquisitions, and their primary purpose is to provide a framework for a due diligence investigation that will allow the Company to determine if an acquisition is, in fact, advisable. The Company’s due diligence activities include review and investigation, if necessary, of the potential acquisition company’s key performance indicators, financial books and records, management and employment practices and related matters. No binding agreement will be negotiated, prepared or executed unless the Company’s management completes its due diligence investigation and is satisfied by the results of such investigation, resulting in a determination that the acquisition is in the best interests of the Company and its stockholders. Not all potential acquisition targets who we execute a letter of intent with will ultimately be acquired, including USG. Additionally, should management determine, after the successful completion of due diligence, that an acquisition currently contemplated under a letter of intent is advisable, the Company’s ability to consummate such acquisition will remain contingent on additional factors, including, but not limited to: (i) the availability of financing, in the form of both bank lending and equity capital, as the case may be, to fund the purchase prices, and the approval of acceptable lending, as well as the availability of the funds to be raised to fund acquisitions by the Company, neither of which is assured; and (ii) the successful negotiation of detailed and binding asset and/or securities purchase agreements, with approval from the Company’s board of directors, the owners of the potential acquisition targets and potentially the Company’s stockholders (depending on the nature of the transaction).

Therefore, at the time management evaluated all subsequent events through December 14, 2023, and for the reasons outlined above, the Company believes that the USG letter of intent did not represent a “probable” acquisition within the meaning of Regulation S-X and it was largely speculative at the time, such that inclusion of financial statements or other reference of the acquisition under “Note 17 – Subsequent Events” would neither be necessary nor helpful in making an informed investment decision regarding the Company.

* * *

Mitchell Silberberg & Knupp llp A Law Partnership Including Professional Corporations

We thank the Staff for its review of the foregoing and the Amendment. If you have further comments, please do not hesitate to contact me at bjb@msk.com or by telephone at (917) 546-7709.

Sincerely,

/s/ Blake Baron
Name: Blake Baron

cc:	Giri Devanur, reAlpha Tech Corp. Michael J. Logozzo, reAlpha Tech Corp. Gabriel Miranda, Esq.

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